EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Thousands of Canadian Dollars)

September 30, 2022

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Thousands of Canadian Dollars)

ASSETS	September 30, 2022	December 31, 2021

Current
Cash and cash equivalents	$14,297	$25,218
Restricted cash (Note 3)	2,536	3,901
Investments (Note 4)	13,651	15,391
Trade receivables and other assets (Note 5)	23,123	9,446
Loan receivable (Note 6)	-	2,539
Total current assets	53,607	56,495

Non-current
Restricted cash (Note 3)	2,252	183
Investments (Note 4)	6,226	5,139
Trade receivables and other assets (Note 5)	16,448	17,052
Investments in associated entities (Note 7)	80,315	42,394
Royalty and other property interests (Note 9)	75,655	83,355
Property and equipment (Note 10)	1,576	850
Deferred financing charges	518	446
Deferred income tax asset (Note 11)	-	3,909
Total non-current assets	182,990	153,328

TOTAL ASSETS	$236,597	$209,823

LIABILITIES

Current
Accounts payable and accrued liabilities	$3,241	$2,967
Advances from joint venture partners (Note 13)	3,392	3,423
Loans payable (Note 14)	4,355	64,418
Total current liabilities	10,988	70,808

Non-current
Loan payable (Note 14)	50,606	-
Deferred income tax liability (Note 11)	1,472	-
Total non-current liabilities	52,078	-

TOTAL LIABILITIES	63,066	70,808

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	213,582	199,656
Reserves	48,820	31,306
Deficit	(88,871)	(91,947)
TOTAL SHAREHOLDERS' EQUITY	173,531	139,015

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$236,597	$209,823

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on November 10, 2022

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

REVENUE AND OTHER INCOME (Note 8)	$9,338	$1,504	$20,505	$7,057

COSTS AND EXPENSES
General and administrative (Note 8)	1,644	1,807	5,498	4,637
Royalty generation costs, net (Note 9)	2,652	2,090	9,298	7,066
Depletion, depreciation, and direct royalty taxes	3,250	759	4,823	1,285
Share-based payments (Note 15)	481	1,206	2,717	3,114
	8,027	5,862	22,336	16,102

Income (loss) from operations	1,311	(4,358)	(1,831)	(9,045)

Gain (loss) on revaluation of investments	(7,241)	(3,731)	(5,302)	(5,477)
Gain (loss) on sale of marketable securities	(97)	-	(458)	440
Equity income (loss) from investments in associated entities (Note 7)	(389)	1,138	3,432	1,517
Finance expenses and other (Note 14)	(1,579)	(1,038)	(5,124)	(1,038)
Gain on debt modification (Note 14)	-	-	5,008	-
Settlement gain (Note 9)	-	-	23,846	-
Impairment charges (Note 9)	(7,130)	(4,178)	(7,162)	(4,310)
Foreign exchange gain (loss)	(518)	1,301	(3,539)	(1,055)

Income (loss) before income taxes	(15,643)	(10,866)	8,870	(18,968)
Deferred income tax recovery (expense) (Note 11)	(186)	-	(5,277)	-
Income tax recovery (expense) (Note 11)	(517)	-	(517)	100

Income (loss) for the period	$(16,346)	$(10,866)	$3,076	$(18,868)

Basic earnings (loss) per share	$(0.15)	$(0.13)	$0.03	$(0.22)
Diluted earnings (loss) per share	$(0.15)	$(0.13)	$0.03	$(0.22)

Weighted average no. of shares outstanding - basic (Note 12)	110,091,728	85,995,122	108,138,784	85,489,595
Weighted average no. of shares outstanding - diluted (Note 12)	110,091,728	85,995,122	109,832,734	85,489,595

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Income (loss) for the period	$(16,346)	$(10,866)	$3,076	$(18,868)

Other comprehensive income
Reclass of AOCI on disposal of FVOCI investment	-	-	-	847
Currency translation adjustment	17,524	565	13,171	(45)

Comprehensive income (loss) for the period	$1,178	$(10,301)	$16,247	$(18,066)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Nine months ended
	September 30, 2022	September 30, 2021

Cash flows from operating activities
Income (loss) for the period	$3,076	$(18,868)
Items not affecting operating activities:
Interest income	(1,849)	(576)
Effect of exchange rate changes on cash and cash equivalents	(48)	167
Items not affecting cash:
Change in fair value of fair value through profit or loss assets	5,302	5,477
Equity income from investments in associates	(3,432)	(1,517)
Share-based payments	3,883	4,234
Bonus shares issued	-	13
Gain on debt modification	(5,008)	-
Deferred income tax expense	5,277	-
Income tax recovery	-	(100)
Depreciation	113	73
Depletion	4,661	1,186
Finance charges, net of settlement gains	5,124	652
Realized (gain) loss on sale of investments	458	(440)
Impairment charges	7,162	4,310
Shares received pursuant to property agreements	(1,518)	(3,527)
Unrealized foreign exchange loss	6,049	280

Changes in non-cash working capital items (Note 19)	(12,738)	(2,772)
Total cash provided by (used in) operating activities	16,512	(11,408)

Cash flows used in investing activities
Option payments received	358	387
Interest received on cash and cash equivalents	92	139
Dividends and other distributions	6,105	1,140
Loan interest received	132	(2,389)
Proceeds from loan repayment	2,590	550
Purchase of investment in associated entity	(32,852)	(46,983)
Deferred acquisition costs	-	(319)
Purchases of fair value through profit and loss investments, net	(2,467)	(1,129)
Purchase of royalty interests	(655)	-
Purchase and sale of property and equipment, net	(839)	(179)
Reclamation bonds	158	(606)
Total cash used in investing activities	(27,378)	(49,389)

Cash flows from financing activities
Loans payable	-	52,933
Loan repayments	(13,816)	-
Proceeds from private placement	12,580	1,557
Share issue costs	(49)	-
Proceeds from exercise of options	1,254	1,180
Deferred financing costs	(72)	(389)
Total cash provided by (used in) financing activities	(103)	55,281

Effect of exchange rate changes on cash and cash equivalents	48	(167)

Change in cash and cash equivalents	(10,921)	(5,683)
Cash and cash equivalents, beginning	25,218	52,418

Cash and cash equivalents, ending	$14,297	$46,735

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain	Deficit	Total

Balance as at December 31, 2021	105,359,211	$199,656	$21,269	$10,037	$(91,947)	$139,015
Shares issued for royalty and property acquisitions	211,795	601	-	-	-	601
Shares issued for private placements	3,812,121	10,903	1,677	-	-	12,580
Share issue costs	-	(49)	-	-	-	(49)
Shares issued for exercise of stock options	1,045,000	1,254	-	-	-	1,254
RSUs issued	164,063	489	(489)	-	-	-
Reclass of reserves for exercise of options	-	728	(728)	-	-	-
Share-based payments	-	-	3,883	-	-	3,883
Foreign currency translation adjustment	-	-	-	13,171	-	13,171
Income for the period	-	-	-	-	3,076	3,076

Balance as at September 30, 2022	110,592,190	$213,582	$25,612	$23,208	$(88,871)	$173,531

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain	Deficit	Total

Balance as at December 31, 2020	84,677,831	$132,678	$17,516	$8,917	$(61,351)	$97,760
Shares issued for private placement	450,730	1,557	-	-	-	1,557
Shares issued for exercise of stock options	880,400	1,180	-	-	-	1,180
Bonus shares issued	4,667	13	-	-	-	13
RSUs issued	225,750	183	(183)	-	-	-
Reclass of reserves for exercise of options	-	673	(673)	-	-	-
Shares issued in property acquisitions	114,785	434	-	-	-	434
Share-based payments	-	-	4,234	-	-	4,234
Reclass of AOCI on disposal of FVOCI investment	-	-	-	847	(847)	-
Foreign currency translation adjustment	-	-	-	(45)	-	(45)
Loss for the period	-	-	-	-	(18,868)	(18,868)

Balance as at September 30, 2021	86,354,163	$136,718	$20,894	$9,719	$(81,066)	$86,265

 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise capital or conduct royalty generation activities.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except for Bullion Monarch Mining, Inc. ("BULM" or "Bullion"), Eurasian Madencilik AS, Eurasian Royalty Madencilik AS, EMX Chile SpA and its 50% interest in Minera Tercero SpA ("Tercero"), the holder of an investment in associated entity, all of whose functional currency is the United States ("US") dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Reclassification

Certain comparative figures have been reclassified to conform to the current period presentation.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2021.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022 are consistent with those applied in the Company's December 31, 2021 audited consolidated financial statements.

New Accounting Policies

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2022. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

3. RESTRICTED CASH

At September 30, 2022, the Company classified $4,788 (December 31, 2021 - $4,084) as restricted cash. This amount is comprised of $197 (December 31, 2021 - $183) held as collateral for its corporate credit cards and $2,055 (December 31, 2021 - $1,905) comprised of a minimum cash balance required in connection with the Sprott Credit Facility (Note 14) and cash of $2,536 (December 31, 2021 - $1,996) held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing property agreements. Partner advances expected to be used within the following twelve months are included with current assets.

4. INVESTMENTS

At September 30, 2022 and December 31, 2021, the Company had the following investments:

	September 30, 2022	December 31, 2021

Marketable securities	$12,900	$9,226
Warrants	5	180
Private company investments	6,972	11,124
Total Investments	19,877	20,530
Less: current portion	(13,651)	(15,391)
Non-current portion	$6,226	$5,139

During the nine months ended September 30, 2022, the Company recognized $427 (2021 - $417) in interest income on its investment in Ensero Holdings, Inc., a privately-held Delaware corporation, and $Nil (2021 - $79) in dividend income related to certain marketable securities, both of which have been included in revenue and other income.

The Company also receives investments as proceeds related to various property deals and sells its holdings to the market where appropriate.  During the nine months ended September 30, 2022 the Company realized $1,339 (2021 - $1,125) in proceeds from sales of investments.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

5. TRADE RECEIVABLES AND OTHER ASSETS

The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.

As at September 30, 2022 and December 31, 2021, trade receivables and other assets were as follows:

Category	September 30, 2022	December 31, 2021

Royalty revenue receivable	$2,378	$251
Refundable taxes	1,587	1,481
Turkish VAT recoverable	4,939	6,979
Recoverable royalty generation expenditures and advances	1,868	1,835
Deferred compensation	16,549	14,109
Milestone payments receivable	9,618	-
Reclamation bonds	902	1,060
Prepaid expenses, deposits and other	1,730	783
Total receivables and other assets	39,571	26,498
Less: current portion	(23,123)	(9,446)
Non-current portion	$16,448	$17,052

Non-current trade receivables and other assets are comprised of VAT, the deferred payments from Aftermath Silver Ltd. ("Aftermath") and AbraSilver Resource Corp. ("AbraSilver") (Note 9) expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.

As at September 30, 2022, the Company has no material reclamation obligations.  Once reclamation of the properties is complete, the bonds will be returned to the Company.

The carrying amounts of the Company's trade receivables and other assets are denominated in the following currencies:

Currency	September 30, 2022	December 31, 2021

Canadian Dollars	$847	$1,715
US Dollars	31,348	16,961
Swedish Krona	2,314	843
Turkish Lira	5,006	6,979
Other	56	-
Total	$39,571	$26,498

6. LOAN RECEIVABLE

In July 2021, the Company entered into a loan administration agreement with Earlston Investments Corp. ("Earlston") who entered into a separate loan agreement dated May 28, 2021 with Colorado Legacy Lands, LLC ("CLL"), as borrower to provide a bridge loan to CLL in the aggregate principal amount of US$4,000 to be funded by sub-participants of which included EMX. The bridge loan included a 12% interest rate per annum, compounded monthly and payable monthly. In consideration for the advance of the loan, CLL agreed to pay Earlston a US$160 bonus fee up front and reimburse other deal related expenses.

Pursuant to the loan administration agreement, EMX agreed to fund US$2,000 of the bridge loan to CLL as a sub-participant. As such, EMX advanced the total of US$1,916 which was US$2,000 less its share of the bonus fee being US$80 and its share of expenses.  During the nine months ended September 30, 2022, the Company received $132 (2021 - $67) in interest income and the loan balance was repaid in full.  As at September 30, 2022 the balance receivable was $Nil (December 31, 2021 - $2,539).

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

7. INVESTMENTS IN ASSOCIATED ENTITIES

Caserones

In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for US$34,100 in cash. To purchase the Caserones Royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% partnership, Tercero, with Elemental Royalties Corp. (formerly Altus Strategies Plc) which is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a Share Purchase Agreement for US$68,200.  Separately, the Company entered into a Credit Agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") (Note 14) to finance its portion of the purchase price.  SLM California has a right to 67.5% of the 2.88% Caserones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest of the Company in Tercero provides EMX with the right to an effective 0.418% royalty interest.

During the nine months ended September 30, 2022, the Company increased its effective NSR to 0.7335% by acquiring an additional 16.23% interest in SLM California for $32,852 (US$25,742) through its wholly-owned subsidiary EMX Chile SpA.

The Company through its Tercero and EMX Chile combined interests does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

		September 30, 2022	December 31, 2021
Opening Balance	S	42,394	$-
Capital Investment		32,852	43,007
Company's share of net income of associated entity		3,432	3,012
Currency translation adjustments		7,742	(1,473)
Distributions		(6,105)	(2,152)
Ending Balance		$80,315	$42,394

Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Royalty Revenue	$7,334	$7,703	$24,162	$11,660
Net income (loss)	(1,029)	6,572	9,097	5,205

	September 30, 2022	December 31, 2021
Current assets	$13,532	$6,308
Non-current assets	-	-
Total liabilities	(6,234)	(6,797)
Net assets (liabilities)	7,298	(489)
The Company's ownership %	37.7%	21.5%
Acquisition fair value and other adjustments	77,561	42,499
Carrying amount of investment in associated entity	$80,315	$42,394

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

7. INVESTMENTS IN ASSOCIATED ENTITIES (Continued)

Rawhide

The Company has a 38.07% (December 31, 2021 - 38.07%) equity investment in Rawhide Acquisition Holdings ("RAH").  During the year ended December 31, 2021 RAH suspended its mining operations due to working capital constraints and as at December 31, 2021 the Company determined that its investment in RAH was impaired.  Accordingly, the Company recognized an impairment charge of $10,014 on the value of its investment at December 31, 2021. As at September 30, 2022 the Company's investment in RAH including its share of accumulated equity income and losses, dilution gains and impairment charges was $Nil (December 31, 2021 - $Nil).

The Company has a minority position on the Board of Rawhide, and does not control operational decisions. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

Summarized financial information for the Company's investment in Rawhide on a 100% basis and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	September 30, 2022	December 31, 2021
Current assets	$36,707	$32,062
Non-current assets	23,973	33,553
Current liabilities	(29,219)	(21,199)
Non-current liabilities	(24,280)	(42,163)
Net assets	7,181	2,253
The Company's ownership %	38.07%	38.07%
Acquisition fair value and other adjustments	(2,734)	(857)
Carrying amount of investment in associated entity	$-	$-

8. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the three and nine months ended September 30, 2022 and 2021, the Company had the following sources of revenue and other income, and general and administrative expenses:

Revenue and other income	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Royalty revenue	$4,881	$883	$6,883	$1,559
Interest and other income	344	368	1,849	713
Option and other property income	4,113	253	11,773	4,706
Dividend income	-	-	-	79
	$9,338	$1,504	$20,505	$7,057

General and administrative expenses	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Salaries, consultants, and benefits	$526	$774	$1,906	$1,936
Professional fees	527	523	1,542	1,034
Investor relations and shareholder information	260	193	808	502
Transfer agent and filing fees	15	39	303	297
Administrative and office	251	266	814	790
Travel	65	12	125	78
	$1,644	$1,807	$5,498	$4,637

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the nine months ended September 30, 2022:

	Country	December 31, 2021	Net Additions	Depletion	Cumulative translation adjustments	Impairment	September 30, 2022
Royalty Interests
Gediktepe	Turkey	$55,540	$-	$(2,683)	$3,416	$(7,092)	$49,181
Leeville	USA	8,144	-	(1,978)	528	-	6,694
Diablillos	Argentina	8,912	-	-	-	-	8,912
Berenguela	Peru	2,475	-	-	-	-	2,475
Revelo Portfolio	Chile	1,684	-	-	(87)	-	1,597
Tartan Lake	Canada	1,238	-	-	-	-	1,238
Other*	Various	2,249	655	-	18	-	2,922
		80,242	655	(4,661)	3,875	(7,092)	73,019
Other Property Interests
Perry Portfolio	Canada	1,678	(407)	-	-	(70)	1,201
Other*	Various	1,435	-	-	-	-	1,435
		3,113	(407)	-	-	(70)	2,636
Total		$83,355	$248	$(4,661)	$3,875	$(7,162)	$75,655

*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

As at and for the year ended December 31, 2021:

	Country	December 31, 2020	Net Additions	Depletion	Cumulative translation adjustments	Impairment	December 31, 2021
Royalty Interests
Gediktepe	Turkey	$-	$53,970	$-	$1,570	$-	$55,540
Leeville	USA	11,251	-	(3,029)	(78)	-	8,144
Diablillos	Argentina	-	8,912	-	-	-	8,912
Berenguela	Peru	-	2,475	-	-	-	2,475
Revelo Portfolio	Chile	1,684	-	-	-	-	1,684
Tartan Lake	Canada	-	1,238	-	-	-	1,238
Other*	Various	1,313	936	-	-	-	2,249
		14,248	67,531	(3,029)	1,492	-	80,242
Other Property Interests
Perry Portfolio	Canada	2,421	(587)	-	-	(156)	1,678
Other*	Various	1,827	(260)	-	-	(132)	1,435
		4,248	(847)	-	-	(288)	3,113
Total		$18,496	$66,684	$(3,029)	$1,492	$(288)	$83,355

*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

ROYALTY INTERESTS

SSR Mining Royalty Portfolio

On October 21, 2021, the Company completed the acquisition of a portfolio of royalty interests and deferred payments from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining"). The royalty portfolio includes US$18,000 in future cash payments (of which US$2,250 was received during the year ended December 31, 2021). Total consideration paid was $40,720 (US$33,000) in cash and 12,323,048 common shares of the Company valued at $41,898 (US$33,955) or $3.40 per share to SSR Mining. The Company also paid $503 in acquisition costs, $9,684 (US$7,848) in VAT, and $473 (US$383) in stamp duties. Additionally, EMX will be required to make contingent payments to SSR Mining of up to US$34,000 for the Yenipazar property to be paid in a combination of cash and common shares of EMX upon certain development and production milestones being achieved.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

As part of the portfolio, the Company acquired two royalties at Gediktepe in Turkey, which cover assets currently being operated by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of the production of 10,000 gold-equivalent oxide ounces, a US$4,000 milestone payment was earned and became payable to the Company on the first anniversary of the milestone being reached.  This amount has been accrued and included in revenue and other income for the nine months ended September 30, 2022.  As at September 30, 2022 the Company has also recorded $4,000 in royalty revenues relating to the production beyond that of the initial 10,000 gold equivalent oxide ounces milestone.

The portfolio also includes a Net Profits Interest ("NPI") royalty at Yenipazar that is set at 6% until US$165,000 in revenues are received, after which the NPI converts to a 10% interest.

In Argentina, the Company acquired a 1% NSR royalty with respect to production pursuant to a definitive share purchase agreement for the Diablillos property originally executed by SSR Mining with AbraSilver Resource Corp. The agreement with AbraSilver includes the right to a deferred payment of US$7,000 upon the earlier of commencement of commercial production or July 31, 2025.  This payment is binding under the agreement with AbraSilver and has been discounted at a rate of 12% and included in trade receivables and other assets on acquisition.  As at September 30, 2022, the carrying value was $7,018 ($US5,108) (December 31, 2021 - $5,968).

In Peru, the Company acquired the right to deferred payments including US$11,000 (US$2,250 received) pursuant to a definitive acquisition agreement for the Berenguela property originally executed by SSR Mining with Aftermath Silver Ltd. which includes a series of staged payments over the next five years to acquire a 100% interest in the Berenguela project. Upon earn-in and the declaration of commercial production at Berenguela, a sliding-scale royalty will be payable to EMX based upon a 1% NSR royalty on all mineral production when the silver price is up to and including US$25 per ounce, or a 1.25% NSR royalty on all mineral production when the silver price is over US$25 per ounce and when the copper price is over US$2 per pound. The deferred payments are binding under the agreement with Aftermath and have been discounted at a rate of 12% and included in trade receivables and other assets on acquisition.  As at September 30, 2022, the carrying value was $9,531 ($US6,937) (December 31, 2021 - $8,141).

The remaining royalty interests acquired in the SSR Mining portfolio include assets in South America, Mexico, the United States (Nevada), and Canada.

In connection with the closing of the acquisition, the Company entered into a Vendor-take-back note ("VTB Note") with SSR Mining pursuant to which the Company borrowed $9,682 (US$7,848) (Note 14) to finance the payment of VAT in Turkey which was payable on the Turkish assets acquired.  During the nine months ended September 30, 2022, the Company repaid the VTB Note in full.

Leeville Royalty

The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture.

During the nine months ended September 30, 2022, through its wholly-owned subsidiary, Bullion, the Company reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin trend, Nevada. Pursuant to the settlement, Barrick paid Bullion US$25,000. Of the US$25,000 settlement, US$6,175 was paid as a fee to Bullion's lawyers resulting in net proceeds received of $23,846 (US$18,825).

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

During the nine months ended September 30, 2022, $2,251 (2021 - $1,559) in royalty revenue from the Leeville Mine was included in revenue and other income. Royalty income from the Leeville Mine incurred a 5% direct gold tax of $113 (2021 - $66). Further, applied against the Leeville royalty was depletion of $1,978 (2021 - $1,186).

Revelo Portfolio Interests

The Company holds various NSR Royalty interests in Chile acquired from Revelo Resources Corp. for $1,684 (US$1,162) a subsidiary of Austral Gold Corp.

Kaukua Royalty Interest

The Company holds a 2% NSR royalty on various exploration licenses (the "Kaukua Royalty") in Finland acquired from Akkerman Exploration B.V., a private Netherlands Company ("Akkerman"). The Kaukua Royalty was acquired from Akkerman by the Company for $125 (paid) and the issuance of 52,000 EMX shares issued and valued at $136. The Company's NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

Balya Royalty Interest

The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. Ve Tic. A. Ş. To Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan") a private Turkish company.  During the nine months ended September 30, 2022, $107 (2021 - $Nil) was received and included as royalty revenue from the Balya property.

Pediment Gold Portfolio Interests

On September 2, 2022 the Company acquired from Pediment Gold LLC, a subsidiary of Nevada Gold Exploration Inc. ("NGE") a portfolio of royalties for $655 (US$500). The portfolio consists of a 2% NSR royalty on NGE's Nevada gold exploration portfolio as well as certain other interests. In addition, if NGE options, farms out, or sells a project, beginning on the first anniversary of the third-party agreement, EMX will receive Advance Annual Royalties ("AAR's") of US$20 that escalate US$10 per year and are capped at US$50. NGE has the right to buy back half of EMX's 2% NSR by purchasing a 0.5% NSR interest for US$1,000 anytime prior to the 7th anniversary of the Agreement and then, if the first NSR interest is purchased, purchasing the second 0.5% NSR interest anytime prior to production for US$1,500.

OTHER PROPERTY INTERESTS

The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company.  During the nine months ended September 30, 2022, the Company received or accrued staged cash payments totaling $9,678 (2021 - $375) and total equity payments valued at $1,226 (2021 - $3,838) in connection with property deals from various partners which has been included in option and other property income within revenue and other income.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Certain transactions of note for the nine months ended September 30, 2022 included the following:

Sweden and Norway

Agnico's Oijärvi Gold Project

In June 2021, the Company closed an asset purchase agreement with Gold Line Resources ("GLR") and Agnico Eagle Mines Limited. ("Agnico"), by which GLR can acquire a 100% interest in Agnico's Oijärvi Gold Project located in central Finland and the Solvik Gold Project located in southern Sweden for an aggregate purchase price of US$10,000 comprised of staged payments totaling US$7,000 in cash, US$1,500 in shares of GLR and US$1,500 in shares of EMX over three years. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for US$1,000. EMX will receive additional share and cash payments from GLR as reimbursement for the US$1,500 of EMX shares issued to Agnico over the course of the agreement. Pursuant to the agreement, payments to Agnico are as follows:

	Gold Line Cash Payments (USD)	EMX Shares (USD)	Gold Line Shares (USD)

Upon signing of the agreement (paid and issued)	$750	$375	$375
First anniversary of the purchase agreement (paid and issued)	1,500	500	500
Second anniversary of the purchase agreement	1,750	625	625
Third anniversary of the purchase agreement	3,000	-	-
Total	$7,000	$1,500	$1,500

Pursuant to the agreement, payments to be received by EMX from GLR are as follows:

	Cash Payments (USD)	Gold Line Shares (USD)

Upon signing of the agreement (received)	$-	$375
First anniversary of the purchase agreement (received)	250	250
Second anniversary of the purchase agreement	313	313
Total	$563	$938

During the nine months ended September 30, 2022, pursuant to the first anniversary of the agreement, the Company issued 211,795 common shares to Agnico and received the cash payment of US$250 and 2,840,806 common shares of GLR.

Oijärvi Extension

In January 2022, previously entered into on December 31, 2021, the Company and GLR closed an amended agreement to transfer the Company's exploration reservation in Finland's Oijärvi greenstone belt (the "Oijärvi Extension") to GLR. In essence, the Oijärvi Extension will be added as an additional property under the terms of the 2019 agreement with GLR. Pursuant to the agreement, on closing, the Company transferred to GLR its interests in the Oijärvi Extension property and GLR issued to EMX 1,125,000 common shares of GLR valued at $158.

In return, the Company will receive an uncapped 3% NSR royalty on the project. Within six years of the closing date GLR has the right to buy down up to 1% of the royalty owed to EMX by paying the Company 2,500 ounces of gold, or its cash equivalent. The Company will also receive AAR payments of 30 ounces of gold, commencing on the second anniversary of the closing, with each AAR payment increasing by five ounces of gold per year up to a maximum of 75 ounces of gold per year. These AAR payments may be made in gold bullion, its cash equivalent, or its value equivalent in shares of GLR, subject to certain conditions.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Mo-i-Rana

In February 2022, the Company entered into an agreement to sell its Mo-i-Rana project in Norway to Mahvie Minerals AB ("Mahvie"), a private Swedish. To acquire the project Mahvie will acquire a 100% interest in the EMX subsidiary company that controls the project, subject to the following terms:

  Upon closing, EMX received 75 Norwegian Krone in cash and 9.9% of the issued and outstanding shares of Mahvie Minerals AB;
  EMX will receive a 2.5% NSR royalty interest in the project. On the sixth anniversary after closing, Mahvie has the option to purchase 0.5% of the NSR on the project by paying EMX US$1,500;
  EMX will receive AAR payments of US$25 for the project commencing on the third anniversary of the closing, with the AAR payment increasing by US$5 per year until reaching US$100;
  A financial instrument will be put in place that allows EMX to maintain its 9.9% interest in Mahvie until a total of 25,000 Swedish Kronor has been raised by Mahvie;
  A payment of US$500, payable in cash or shares of Mahvie, will be made to EMX upon the completion of a Prefeasibility or Feasibility study; and
  To maintain its interest in the Project, Mahvie will also: (i) spend a minimum of US$200 on the project by the first anniversary of the agreement and (ii) spend aggregate of US$1,000 by the third anniversary of the agreement or complete a minimum of 2,000 meters of drilling on the project.

USA

Robber Gulch

In January 2022, the Company through its wholly-owned subsidiary Bronco Creek Exploration ("BCE"), executed an exploration and option agreement for the Robber Gulch project (formerly under agreement with Gold Lion Resources Inc.) with Ridgeline Exploration Corporation, a wholly-owned subsidiary of Ridgeline Minerals Corporation ("Ridgeline").

Pursuant to the agreement, Ridgeline can acquire a 100% interest in the project by making execution and staged option payments totaling US$750 over a five-year option (execution payment of US$50 received), delivering 150,000 common shares of Ridgeline to the Company by the second anniversary of the agreement, and completing US$650 in exploration expenditures before the fifth anniversary of the agreement.

Upon Ridgeline's exercise of the option EMX will be granted a 3.25% NSR royalty of the production returns for the property.  Ridgeline has a buyback option of up to one percent (1%) of the royalty by first completing an initial half-percent (0.5%) royalty buyback for a payment of US$1,500 to EMX before the third anniversary of the option exercise. If Ridgeline completes the first buyback, then the remaining half-percent (0.5%) of the royalty buyback can be purchased anytime thereafter for a payment of US$2,000.  EMX will continue to receive AAR payments of US$50 which increase to US$75 upon the completion of a Preliminary Economic Assessment.

Parks Salyer

In February 2022, the Company through its wholly-owned subsidiary BCE, executed an Assignment and Assumption agreement as well as a Royalty Agreement for the transfer of EMX's Arizona State Exploration Permit to Cactus 110 LLC, a wholly-owned subsidiary of Arizona Sonoran Copper Company, Inc ("ASCU"). Pursuant to the agreement, ASCU will assume all rights under EMX's Arizona State Exploration Permit by making payment of US$5 upon execution (received) and US$195 (received) upon transfer and registration ("Registration Date") of the Permit to Cactus 110 LLC.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Pursuant to the agreement, the Company was granted a 1.5% NSR royalty interest on the property. ASCU has a buyback option of one percent (1%) of the royalty for a payment of US$500 to EMX.  EMX will receive AAR payments of US$50, ceasing upon commencement of commercial production and can be bought out at any time for a payment of US$1,000. ASCU will make milestone payments of totaling US$3,000 upon certain milestones being met. In the two years following the Registration Date, ASCU will make yearly exploration expenditures totaling US$2,000 prior to the first anniversary and a cumulative total of US$4,000 prior to the second anniversary.

In September 2022, ASCU announced the occurrence of certain milestones being met and US$3,000 was accrued as of September 30, 2022 and received by the Company subsequently.

Richmond Mountain

In May 2022, the Company through its wholly-owed subsidiary BCE, executed an exploration and option agreement for the Richmond Mountain project with Stallion Gold Corp. ("Stallion"). Pursuant to the agreement, Stallion can acquire a 100% interest in the project by making execution and staged option payments totaling US$500 over a five-year option (execution payment of US$25 received), and completing US$1,500 in exploration expenditures before the fifth anniversary of the agreement.

Upon Stallion's exercise of the option EMX will retain a 4% NSR royalty interest on the project.  Stallion has a buyback option of up to one and one-half percent (1.5%) of the royalty by first completing an initial half-percent (0.5%) royalty buyback for a payment of US$750 to EMX before the third anniversary of the option exercise.  If Stallion completes the first buyback, Stallion may purchase an additional half-percent (0.5%) for $1,000 and a third half-percent (0.5%) increment for $1,200 at any time prior to commercial production.  EMX will receive AAR payments of $100 beginning on the first anniversary of the option exercise, as well as other staged payments pursuant to certain other milestones being met.

Australia

Queensland Gold Project

In September 2020, and amended September 3, 2021, the Company executed an option agreement for the Queensland Gold project in northeastern Australia with Many Peaks Gold Pty. Ltd. ("MPL").  Pursuant to the agreement, MPL can earn an 80% interest in the project by making a payment of AUD$65 (received) on signing and incurring minimum expenditures AUD$300 on the project within 18 months from the effective date. To exercise the option MPL is required to make a payment equal to AUD$235 in cash or shares. Upon MPL's exercise of the option, EMX will retain a 2.5% NSR royalty interest.  Upon exercise of the option, MPL will be granted a second option by EMX to acquire the remaining 20% interest in the project by incurring a total of AUD$2,500 within 24 months of the start date of the first option period or issue to EMX the value of any shortfall in MPL shares. To exercise the second option MPL is required to make a payment equal to AUD$500 in cash or shares. During the nine months ended September 30, 2022, 1,175,000 common shares of MPL were issued to EMX as payment of the $215 (AUD$235) first option fee upon the successful listing of MPL on the Australian Stock Exchange.

Impairment of Non-Current Assets

The Company's accounting policy for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews operator reserve and resource estimates, expected long term commodity prices to be realized, foreign exchange, interest rates and other relevant information received from the operators that indicate production from royalty interests may be significantly reduced in the future.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

During the nine months ended September 30, 2022, the Company re-evaluated the carrying value of the Gediktepe royalty after review of oxide production to date and the potential for delays relating to sulfide production, combined with revisions to metals pricing and Turkish royalty rates.  As a result of this review, the Company recorded an impairment charge of $7,092 (2021 - $Nil), which was determined using a discounted cash flow model estimating the fair value less costs of disposal over a 15 year mine life using long term gold and copper prices of US$1,648/oz and US$3.62/lb discounted at rates of 5% and 8% respectively.  In isolation, a 10% change in the prices of gold and copper could result in a difference in the recoverable amount of $1,062.

Royalty Generation Costs

During the nine months ended September 30, 2022, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Turkey	Australia	Canada	South America and other	General Royalty generation costs	Total
Administration costs	$142	$319	$66	$6	$-	$74	$40	$647
Drilling, technical, and support costs	1,597	4,872	176	277	155	304	382	7,763
Personnel	636	2,375	403	24	50	204	1,042	4,734
Professional costs	40	42	114	33	-	208	491	928
Property costs	505	2,499	-	24	64	-	2	3,094
Share-based payments	236	334	38	29	9	93	427	1,166
Travel	177	14	46	24	27	13	140	441
Total Expenditures	3,333	10,455	843	417	305	896	2,524	18,773
Recoveries from partners	(1,800)	(7,664)	-	(11)	-	-	-	(9,475)
Net Expenditures	$1,533	$2,791	$843	$406	$305	$896	$2,524	$9,298

During the nine months ended September 30, 2021, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Turkey	Australia	Canada	General Royalty geneation costs	Total
Administration costs	$84	$205	$26	$3	$-	$78	$396
Drilling, technical, and support costs	2,217	1,657	107	94	65	77	4,217
Personnel	562	1,495	30	4	2	1,158	3,251
Professional costs	368	8	71	145	-	482	1,074
Property costs	756	1,614	-	-	18	147	2,535
Share-based payments	493	766	59	15	-	204	1,537
Travel	176	6	11	-	-	84	277
Total Expenditures	4,656	5,751	304	261	85	2,230	13,287
Recoveries from partners	(3,454)	(2,767)	-	-	-	-	(6,221)
Net Expenditures	$1,202	$2,984	$304	$261	$85	$2,230	$7,066

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

10. PROPERTY AND EQUIPMENT

During the nine months ended September 30, 2022, depreciation of $63 (2021 - $34) has been included in royalty generation costs.

	Field	Office	Building	Land	Total

Cost
As at December 31, 2021	$528	$53	$723	$419	$1,723
Additions	762	-	77	-	839
Disposals and derecognition	(83)	-	-	-	(83)
As at September 30, 2022	$1,207	$53	$800	$419	$2,479

Accumulated depreciation
As at December 31, 2021	$189	$53	$631	$-	$873
Additions	88	-	25	-	113
Disposals and derecognition	(83)	-	-	-	(83)
As at September 30, 2022	$194	$53	$656	$-	$903

Net book value
As at December 31, 2021	$339	$-	$92	$419	$850
As at September 30, 2022	$1,013	$-	$144	$419	$1,576

11. INCOME TAXES

Deferred Income Tax Asset (Liability)

The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets and liabilities as follows:

	September 30, 2022	December 31, 2021

Royalty interest	$(1,560)	$(1,923)
Tax loss carryforwards	2	5,765
Other	86	67
Total asset (liability)	$(1,472)	$3,909

Income Tax Recovery (Expense)

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Current tax recovery (expense)	$(517)	$-	$(517)	$100
Deferred tax recovery (expense)	(186)	-	(5,277)	-
	$(703)	$-	$(5,794)	$100

The current period deferred tax expense is mainly attributed to the gain on settlement with Barrick (Note 9) and utilization of historical tax losses.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

12. NET INCOME (LOSS) PER SHARE

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Net income (loss)	$(16,346)	$(10,866)	$3,076	$(18,868)
Weighted average number of common shares outstanding - basic	110,091,728	85,995,122	108,138,784	85,489,595
Dilutive effect of stock options and warrants	-	-	1,693,950	-
Weighted average number of common shares outstanding - diluted	110,091,728	85,995,122	109,832,734	85,489,595

Basic earnings (loss) per share	$(0.15)	$(0.13)	$0.03	$(0.22)
Diluted earnings (loss) per share	$(0.15)	$(0.13)	$0.03	$(0.22)

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company's advances from joint venture partners consist of the following:

	September 30, 2022	December 31, 2021
U.S.A.	$3,031	$2,753
Sweden and Norway	361	670
Total	$3,392	$3,423

14. LOANS PAYABLE

Sprott Credit Facility

In August 2021, the Company entered into a credit facility with Sprott for US$44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly. In connection with the Sprott Credit Facility, EMX paid cash fees of US$795 as an origination discount, and issued 450,730 common shares valued at $1,558 (US$1,235) or $3.46 (US$2.74) per share. Included in restricted cash as at September 30, 2022 was $1,875 (US$1,500) in funds held as a minimum cash balance as required under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.

During the nine months ended September 30, 2022, for a fee of 1.5% of the outstanding loan balance or US$660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024. As a result of the modification of the Sprott Facility, on January 24, 2022, the Company applied the non-substantial modification treatment in accordance with IFRS 9 Financial Instruments by restating the liability to the present value of revised cash flows discounted at the original effective interest rate, with an adjustment to profit or loss. The fee incurred as part of the modification payable to the lender is considered to be part of the gain or loss on modification. As a result of the modification, the Company recognized a gain on modification of $5,008 (US$4,005) and a revised effective interest rate of 12.39%. For the nine months ended September 30, 2022, the Company recognized an interest expense of $4,671 (2021 - $788) on the loan which was calculated using the revised annual effective interest rate and was included in finance expenses and other.

SSR VTB Note

In October 2021, as part of the purchase of the SSR Mining royalty portfolio (Note 9), the Company entered into a vendor take-back ("VTB") financing for up to US$8,000 which bears interest at 10% per annum for the first 180 days, and will increase to 13% per annum thereafter. The VTB Note has a maturity date of December 31, 2022. The VTB Note is unsecured and subordinated to the Sprott Credit Facility. Upon closing of the acquisition, the Company drew upon the financing and issued a note payable to SSR Mining in the amount of US$7,848.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

14. LOANS PAYABLE (Continued)

Subsequent to the amended agreement with Sprott, the Company entered into an amendment to the postponement agreement with Sprott and SSR Mining to permit the prepayment of the VTB Note prior to the repayment of the Sprott Credit Facility, provided that no event of default has occurred or is continuing under the Sprott Credit Facility.  During the nine months ended September 30, 2022, the Company repaid the VTB Note in full.

The following table summarizes the Company's loans payable as at September 30, 2022 and changes during the nine months then ended:

	Sprott Facility	SSR VTB Note	Total
Balance as at December 31, 2021	$54,261	$10,157	$64,418
Gain on debt modification	(5,008)	-	(5,008)
Interest accretion	4,671	453	5,124
Repayments	(3,042)	(10,774)	(13,816)
Foreign exchange	4,079	164	4,243
Total	54,961	-	54,961
Less: current portion	(4,355)	-	(4,355)
Non-current portion	$50,606	$-	$50,606

15. CAPITAL STOCK

Authorized

As at September 30, 2022, the authorized share capital of the Company was an unlimited number of common shares without par value.

Common Shares

During the nine months ended September 30, 2022, the Company:

  Issued 211,795 common shares valued at $601 (US$500) related to the Oijärvi acquisition agreement (Note 9).
  Issued 3,812,121 units pursuant to a private placement for gross proceeds of $12,580.  Each unit consisted of one common share of the Company and one warrant which entitles the holder to purchase one common share of the Company for a period of five years at an exercise price of $4.45.  Using the residual value method with respect to the measurement of shares and warrants issued as private placement units, $1,677 was allocated to the value of the warrant component.
  Issued 1,045,000 common shares for gross proceeds of $1,254 pursuant to the exercise of stock options.
  Issued 164,063 common shares with a value of $489 pursuant to a restricted share unit plan with executives and management of the Company.

During the nine months ended September 30, 2021, the Company:

  Issued 880,400 common shares for gross proceeds of $1,180 pursuant to the exercise of stock options.
  Issued 4,667 common shares valued at $13 as a bonus pursuant to an agreement with a consultant to the Company.
  Issued 225,750 common shares with a value of $183 pursuant to a restricted share unit plan with executives and management of the Company.
  Issued 114,785 common shares valued at $434 (US$375) related to the Olijarvi acquisition agreement (Note 9).
  Issued 450,730 common shares for gross proceeds of $1,557 or $3.46 per share pursuant to a private placement as part of the Sprott loan facility (Note 14).

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V.  The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time.  The vesting terms are determined at the time of the grant, subject to the terms of the plan.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

15. CAPITAL STOCK (Continued)

During the nine months ended September 30, 2022, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price

Balance as at December 31, 2021	7,108,500	$2.33
Granted	1,970,500	2.55
Exercised	(1,045,000)	1.20
Forfeited	(17,500)	3.49
Number of options outstanding as at September 30, 2022	8,016,500	$2.53

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2022:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
July 10, 2018	1,289,000	1,289,000	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,375,000	1,375,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,444,000	1,444,000	2.62	June 10, 2025
October 5, 2020	24,000	24,000	3.50	October 5, 2025
May 6, 2021	1,234,000	1,234,000	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
June 21, 2021	20,000	20,000	3.67	June 21, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026
April 29, 2022*	1,854,500	1,824,500	2.56	April 29, 2027
July 5, 2022	100,000	100,000	2.45	July 5, 2027
July 20, 2022	11,000	11,000	2.45	July 20, 2027

Total	8,016,500	7,986,500

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 2.89 years (December 31, 2021 - 2.73 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant.  A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

15. CAPITAL STOCK (Continued)

The following table summarizes information about the RSUs which were outstanding at September 30, 2022:

Evaluation Date	December 31, 2021	Granted	Vested	Expired/Cancelled	September 30, 2022

December 31, 2021*	312,500	-	(234,750)	(77,750)	-
November 18, 2022	7,000	-	-	-	7,000
December 31, 2022	430,000	-	-	-	430,000
December 31, 2023	470,000	-	-	-	470,000
December 31, 2024	-	520,000	-	-	520,000
Total	1,219,500	520,000	(234,750)	(77,750)	1,427,000

*Based on the achievement of performance as evaluated by the Compensation Committee, it was ascertained that 234,750 RSUs with an evaluation date of December 31, 2021 had vested based on preset performance criteria previously established on the grant date.

Warrants

During the nine months ended September 30, 2022, the change in warrants outstanding was as follows:

	Number	Weighted Average Exercise Price

Balance as at December 31, 2021	3,399,280	$3.98
Issued	3,812,121	4.45
Balance as at September 30, 2022	7,211,401	$4.22

The following table summarizes information about the warrants which were outstanding at September 30, 2022:

Date Issued	Number of Warrants	Exercisable	Exercise Price $	Expiry Date

November 5, 2021**	148,082	148,082	3.50	November 7, 2022
November 16, 2021	1,200	1,200	3.50	November 17, 2022
November 5, 2021*	3,249,998	3,249,998	4.00	November 5, 2023
April 14, 2022	3,812,121	3,812,121	4.45	April 14, 2027
Total	7,211,401	7,211,401

*Exercise price increases to $4.50 on November 5, 2022.

**Expired unexercised subsequent to September 30, 2022.

Share-based Payments

During the nine months ended September 30, 2022 the Company recorded aggregate share-based payments of $3,884 (2021 - $4,651) as they relate to the fair value of stock options and RSU's vested, and RSU's settled in cash during the period. Share-based payments for the periods ended September 30, 2022 and 2021 are allocated to expense accounts as follows:

Nine months ended September 30, 2022	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$1,242	$1,034	$2,276
RSU's vested	1,444	132	1,576
RSU's settled in cash	31	-	31
	$2,717	$1,166	$3,883

Nine months ended September 30, 2021	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$1,753	$1,510	$3,263
RSUs vested	1,052	-	1,052
RSUs settled in cash	309	27	336
	$3,114	$1,537	$4,651

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

15. CAPITAL STOCK (Continued)

The weighted average fair value of the stock options granted during the nine months ended September 30, 2022 was $1.16 (2021 - $1.81) per stock option.  The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	September 30, 2022	September 30, 2021
Risk free interest rate	2.76%	0.88%
Expected life (years)	5	5
Expected volatility	48.7%	53.3%
Dividend yield	0%	0%

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Nine months ended September 30, 2022	Salary and fees	Share-based Payments	Total
Management	$907	$946	$1,853
Outside directors	604	873	1,477
Seabord Management Corp.*	244	-	244
Total	$1,755	$1,819	$3,574

Nine months ended September 30, 2021	Salary and fees	Share-based Payments	Total
Management	$858	$1,141	$1,999
Outside directors	427	901	1,328
Seabord Management Corp.*	156	-	156
Total	$1,441	$2,042	$3,483

*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at September 30, 2022 is $17 (December 31, 2021 - $3) owed to key management personnel and other related parties and includes accruals for short term incentive bonuses and compensation adjustments.

17. SEGMENTED INFORMATION

The Company operates within the resource industry.  As at September 30, 2022, the Company had royalty and other property interests, property and equipment and royalty revenue located geographically as follows:

ROYALTY AND OTHER PROPERTY INTERESTS	September 30, 2022	December 31, 2021
Turkey	$49,181	$55,540
U.S.A.	8,763	9,558
Argentina	8,995	8,995
Canada	3,313	3,790
Peru	2,475	2,475
Chile	1,781	1,850
Sweden	438	438
Finland	260	260
Mexico	249	249
Serbia	200	200
Total	$75,655	$83,355

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

17. SEGMENTED INFORMATION (Continued)

PROPERTY AND EQUIPMENT	September 30, 2022	December 31, 2021
U.S.A.	$1,347	$709
Sweden	201	141
Turkey	28	-
Total	$1,576	$850

	Three months ended		Nine months ended
ROYALTY REVENUE	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
U.S.A.	775	804	$2,304	$1,357
Turkey	4,106	79	4,395	79
Sweden	-	-	184	123
Total	$4,881	$883	$6,883	$1,559

The Company's depletion expense is related to properties located in the USA and in Turkey for the nine months ended September 30, 2022 and 2021.

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2022, the Company had working capital of $42,619 (December 31, 2021 - working capital deficit of $14,313). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of minerals, and foreign exchange rates on US dollar royalty payments. The Company also receives additional cash inflows from the recovery of expenditures from project partners, and investment income including dividends from investments in associated entities. During the nine months ended September 30, 2022, the Company re-negotiated the payment terms of the Sprott Credit Facility (Note 14).

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed in Note 14.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a) Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

As at September 30, 2022, there were no changes in the levels in comparison to December 31, 2021. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$12,900	$674	$-	$13,574
Warrants	-	5	-	5
Total	$12,900	$679	$-	$13,579

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The carrying value of cash and cash equivalents, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners and loans payable, approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and trade receivables. This risk is minimized by holding a significant portion of the cash funds in Canadian banks. The Company's exposure with respect to its trade receivables is primarily related to royalty streams, recovery of royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates on cash and cash equivalents and restricted cash.  Management believes the interest rate risk is low given the interest rate on the Sprott Credit Facility (Note 14) is fixed.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.  Based on the September 30, 2022 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $1,358.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in North America, Europe, Turkey, Latin America and Australia.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The exposure of the Company's cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, advances from joint venture partners and loans payable to foreign exchange risk as at September 30, 2022 was as follows:

Accounts	US dollars

Cash and cash equivalents	$6,364
Restricted cash	3,227
Trade receivables	21,847
Accounts payable and accrued liabilities	(416)
Advances from joint venture partners	(2,206)
Loans payable	(40,033)
Net exposure	$(11,217)
Canadian dollar equivalent	$(15,411)

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries.  Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial. Based on the above net exposure as at September 30, 2022, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $1,541 in the Company's pre-tax profit or loss.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Changes in non-cash working capital:

	Nine months ended
	September 30, 2022	September 30, 2021

Trade receivables and other assets	$(12,277)	$29
Accounts payable and accrued liabilities	274	(1,486)
Advances from joint venture partners	(735)	(1,315)
Total	$(12,738)	$(2,772)

During the nine months ended September 30, 2022 and 2021, the Company paid interest and income tax as follows:

	September 30, 2022	September 30, 2021

Interest paid	$3,495	$-
Income taxes paid	-	-
	$3,495	$-

The significant non-cash investing and financing transactions during the nine months ended September 30, 2022 and 2021 included:

a) Recorded $601 (2021 - $434) through share capital for the issuance of 211,795 (2021 - 114,785) common shares related to property agreements;

b) Reclass of $Nil (2021 - $847) of accumulated OCI out of reserves to deficit upon disposal of a FVOCI investment;

c) Reclass of $728 (2021 - $673) from reserves to share capital for options exercised;

d) Recognized $1,677 (2021 - $Nil) for warrants issued in connection with a private placement;

e) Issuance of $489 (2021 - $183) through share capital for the issuance of 164,063 (2021 - 225,750) common shares for settlement of previously vested RSUs; and

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Period Ended September 30, 2022

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

f) Adjusted non-current assets and liabilities for $13,171 (2021 - $45) related to cumulative translation adjustments ("CTA"), of which $3,875 (2021 - loss of $46) relates to CTA gain on royalty interest, $7,742 (2021 - $Nil) relates to CTA gain on investment in associates, $104 (2021 - $Nil) relates to a CTA loss on deferred tax liabilities, and $1,658 (2021 - $1) relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency.